Exhibit 99
                                                                   ----------




                              MEREDITH CORPORATION
                   FISCAL 1999 THIRD QUARTER AND YEAR-TO-DATE
                         EARNINGS PER SHARE AT-A-GLANCE


               (Note:  All figures are adjusted for stock splits)






-- The chart below depicts comparable quarterly and fiscal-year diluted earnings per share (EPS) before special items and discontinued operations.



                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .06        .09        .10        .10          .35
    F1994            .08        .13        .16        .13          .50
    F1995            .14        .19        .18        .20          .71
    F1996            .17        .22        .24        .28          .91
    F1997            .22        .31        .33        .36         1.22
    F1998            .27        .40        .37        .42         1.46
    F1999            .32        .47        .41




-- Fiscal 1999 third quarter net earnings increased 11 percent to a record 41 cents per share, compared to 37 cents per share in the prior year.

-- For the first nine months of fiscal 1999, earnings per share before non-recurring items increased 15 percent to $1.20, compared to $1.04 in fiscal 1998.

-- Net earnings for the first nine months of fiscal 1999 were $1.23 per share, including an after-tax gain of 3 cents per share from the sale of the Better Homes and Gardens Real Estate Service in the fiscal 1999 first quarter.